UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

STR Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 (“Common Stock”)

(Title of Class of Securities)

78478V 100

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78478V 100

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Dennis L. Jilot

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,724,929

	6	Shared Voting Power 582,825

	7	Sole Dispositive Power 1,724,929

	8	Shared Dispositive Power 582,825

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,307,754

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) Approximately 5.6%

12	Type of Reporting Person (See Instructions) IN

INTRODUCTORY STATEMENT

This statement on Schedule 13G relates to shares of the common stock, par value $0.01 per share (“Common Stock”), of STR Holdings, Inc., a Delaware corporation (the “Issuer”) and is being filed by Dennis L. Jilot, an individual (the “Reporting Person”).

As described below, the Reporting Person is filing this statement pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to report his beneficial ownership as of December 31, 2010 of 2,307,754 shares of the Issuer’s Common Stock, which was originally acquired by the Reporting Person prior to, or by equity awards made in connection with, the Issuer’s corporate reorganization and initial public offering of its Common Stock which were completed on November 6, 2009.

The shares reported below include (a) 770,307 shares of Common Stock held directly by the Reporting Person, (b) 454,622 shares of Common Stock subject to stock options held by the Reporting Person that are deemed to be beneficially held by the Reporting Person pursuant to Rule 13d-3(d)(1) under the Exchange Act; (c) 500,000 shares of Common Stock held by Dennis L. Jilot Annuity Trust; (d) 500,000(1) shares of Common Stock held by Linda L. Jilot Annuity Trust; and (e) 82,825 shares of Common Stock held by The Dennis L. and Linda L. Jilot Family Trust (the “Trust”), of which the Reporting Person is a co-beneficiary.  The Reporting Person and Linda L. Jilot are co-trustees of the Trust and have equal voting and dispositive power over the shares of Common Stock held by the Trust.

(1)The Reporting Person’s spouse is trustee of The Linda L. Jilot Annuity Trust. The Reporting Person disclaims ownership of such securities, and this report should not be deemed an admission that the Reporting Person is the beneficial owner of these securities for purposes of Rule 13d-1(d) or for any other purposes.

As of December 31, 2010, the Common Stock reported as beneficially owned by the Reporting Person constituted approximately 5.6% of the Issuer’s outstanding Common Stock.

Item 1(a).	Name of Issuer. STR Holdings, Inc., a Delaware corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices. The Issuer’s principal executive offices are located at 1699 King Street, Enfield, CT 06082, Phone: (860) 758-7300.

Item 2(a).	Name of Person Filing. Dennis L. Jilot
Item 2(b).

Address of Principal Business Office or, if none, Residence.
The Reporting Person is the Chairman, President and Chief Executive Officer of STR Holdings, Inc., 1699 King Street, Enfield, CT 06082, Phone: (860) 758-7300.

Item 2(c).	Citizenship. United States of America
Item 2(d).	Title of Class of Securities. Common Stock, par value $0.01 per share
Item 2(e).	CUSIP Number. 78478V 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,307,754
(b) Percent of class: 5.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,724,929
(ii) Shared power to vote or to direct the vote 582,825
(iii) Sole power to dispose or to direct the disposition of 1,724,929
(iv) Shared power to dispose or to direct the disposition of 582,825

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DENNIS L. JILOT

By:	/s/ Dennis L. Jilot

Date: February 4, 2011